UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For December 21, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the company”)

ENGAGEMENT WITH SHAREHOLDERS REGARDING HARMONY’S IMPLEMENTATION REPORT

Johannesburg, Friday, 21 December 2018. Further to the announcement released on Wednesday, 12 December 2018, where shareholders were invited to engage regarding Harmony’s implementation report, shareholders are informed that the company received a number of correspondences in this regard.

Shareholders raised concerns regarding the number of fatalities that occurred during the year under review, the company’s share price performance, as well as disclosure relating to personal performance indicators.

The company responded to all the shareholders who participated in the engagement individually. We commit to, in our FY19 integrated annual report, disclose the steps taken to address all the concerns raised.

ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Johannesburg, South Africa
21 December 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 21, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director